Mail Stop 4561

January 30, 2009

Brian J. Farrell
Chief Executive Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

      Re: THQ Inc.
            Form 10-K For The Fiscal Year Ended March 31, 2008
            Filed May 28, 2008
            Definitive Proxy Statement
            Filed July 1, 2008
            Form 10-Q For The Quarterly Period Ended September 30, 2008
            Filed November 6, 2008
            File No. 000-18813

Dear Mr. Farrell:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 1. Business, page 1

Strategy, page 2

1.   We note your disclosure that you hold a long-term agreement with Yuke's Co.,
        Ltd. (Yuke's), whom you have been working with since 1999, to continue to
        develop games based on the World Wrestling Entertainment (WWE) brand,
        which is also the subject of a lawsuit filed by the WWE on October 12, 2006.
        You shipped six million units of *WWE SmackDown vs. Raw! 2008*, with games
        based on the WWE license accounting for over 25% of your net sales in fiscal
        2008. Please tell us how you determined not to file either your agreement with
        Yuke's as the developer, or your license agreement with the WWE as material
        contracts under Item 601(b)(10)(ii)(B).

Major Customers, page 7

2.   You disclose that Wal-Mart and GameStop each accounted for more than 10% of
        your gross sales in fiscal 2008, 2007, and 2006. Please tell us how you
        determined that you were not required to file the agreements under Item
        601(b)(10)(ii)(B). Please also provide a materially complete description of these
        agreements, such as, but not limited to, if there are any continuing contractual
        obligations for you to sell and/or for them to purchase your products. Confirm that
        you will enhance your discussion of your relationship with these customers in
        future filings.

Item 1A. Risk Factors, page 9

3.   In a risk factor on page 12, you mention that key licensors, such as Disney and
        Warner Bros., have increased their development of video games, which "could
        lead to such licensors not renewing [your] licenses" to develop video games based
        upon their properties, or not granting such future licenses to you. However,
        according to news articles in February 2008 we understand that this not only
        could but "has" led to Disney·Pixar deciding to go in-house for the development
        and publishing of the video game version of "Toy Story 3," expected to be
        released in June 2010. In future filings please ensure that your disclosure here and
        elsewhere, as appropriate, fully addresses this issue. Please also tell us what
        thought you have given to filing your agreements with key licensors as material
        contracts. We note that your top three selling licensed brands, WWE,
        Disney·Pixar, and Nickelodeon, together accounted for 54% of your total net sales
        in fiscal 2008.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities, page 19

4.   You issued 199,631 shares of your common stock to shareholders of Big House Games, Inc., and disclose that the transaction was exempt under Section 4(2) of the Securities Act and/or Regulation D. Please clarify whether the shareholders of Big House Games, Inc. were accredited or sophisticated with access to information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

5.   Throughout the results of operations, you describe factors that contributed to a material change in revenue without quantifying each factor. For example, you disclose on page 34 that North America sales decreased by $97 million, or 16.4%, in fiscal 2008 as compared to fiscal 2007 primarily because sales of *Ratatouille* in fiscal 2008 were outperformed by sales of *Car*s in fiscal 2007, partially offset by an increase in the sales of *WWE SmackDown vs. Raw! 2008* as compared to the 2007 edition, and by an increase in sales of your owned intellectual property, including *MX. vs. ATV Untamed*, without quantifying the number of sales and/or the change in sales for each factor or title mentioned. Under Cost of Sales-Product Costs on page 39 you similarly disclose that product costs as a percentage of net sales increased by 3.6 basis points, primarily due to a higher rate of sales returns and allowances on various titles, and a lower fiscal 2008 sales mix of high-margin PC products, without quantifying the impact of each factor nor the business reasons why sales returns increased or allowances were up, or why your sales mix included less high-margin PC products. In future filings please expand this section to provide quantified disclosure of each material factor identified, and also a qualitative discussion of why such changes have occurred. See Item 303(a)(3)(ii) of Regulation S-K. Note that this comment also relates to the Form 10-Q for the fiscal quarter ended September 30, 2008.

6.   You refer to "our catalog titles," "additional titles," and our "owned intellectual property" as drivers of changes in revenue throughout your results of operations. For example, under Nintendo Dual Screen Net Sales on page 37 you disclose revenue growth in fiscal 2008 of $112.8 million primarily from "release of nine additional titles in fiscal 2008 as compared to fiscal 2007, including *Drawn to Life* and *WWE SmackDown vs. Raw! 2008*, and an increase in sales of "our catalog titles." *Drawn to Life* is your owned intellectual property, a category which at other times you have separated out as its own factor, such as the release of *Saints Row* in fiscal 2008 under Microsoft Xbox 360 Net Sales. Please tell us what you mean by "our catalog titles" and "additional titles," including if these categories encompass both licensed and owned intellectual property, and also what thought

you have given to consistently identifying your owned intellectual property, given that you regard this to be a cornerstone of your long-term growth strategy.

7.   Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years. You disclose under PC Net Sales on page 38 that net sales decreased in fiscal 2008 by $55.3 million, primarily because of lower sales for two of your standalone expansion packs, *Company of Heroes: Opposing Fronts* and *Supreme Commander: Forged Alliance*, as compared to their original releases in fiscal 2007 that commanded premium PC pricing. You similarly disclose under Microsoft Xbox 360 Net Sales that your owned intellectual property *Saints Row* commanded premium pricing in fiscal 2008. Please explain what you mean by the term "premium pricing," what titles this applies to, and if there is a limited duration such premium pricing exists. You also disclose in a risk factor on page 11 that as consumers purchase games for current generation consoles, the demand for games on PlayStation 2 may decline, reducing pricing for your products for that console and lowering revenues. There is no subsequent discussion of pricing for your products on predecessor platforms in your results of operations. In future filings please quantify the extent to which any revenue increases were the result of increases in volume sold or increases in price, and also the effect of any decreasing selling prices for your titles on legacy consoles. Note that this comment also relates to the Form 10-Q for the fiscal quarter ended September 30, 2008.

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 64

8.   We note that some of your packaged software products are developed with the ability to be connected to, and played via, the internet and that you maintain servers which support an online service you provide to customers. We also note that you generally consider the online service to be incidental to the overall product offering and an inconsequential deliverable although there are instances where the online service is considered a substantial deliverable in addition to the software product. Clarify what factors you consider in determining whether the online service is incidental or substantial to the overall product offering. In your response, please provide examples for each type of offering and explain how the online service differs for each.

9.   We note on page 3 that you are currently focused on generating revenue from in-game advertising, downloadable content/micro-transactions, mobile content and massively multi-player online gaming. For each period presented, quantify the amount of revenue recognized related to each of these revenue streams.

Item 9A. Controls and Procedures, page 96

(c) Changes in internal control over financial reporting, page 96

10.   We note your statement that there were "no material changes" in your internal control over financial reporting in the fourth quarter of fiscal 2008. Please clarify to us, and provide in future filings, if there was any change in your internal control over financial reporting during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Part IV, page 100

Item 15. Exhibits and Consolidated Financial Statement Schedules, page 100

11.   We note that various exhibits are marked as having portions omitted, pursuant to requests for confidential treatment. Please verify that you still require confidential treatment for the various exhibits listed.

Exhibits 31.1 and 31.2

12.   You have included the title of the certifying officer when identifying the individual in the beginning of the certification, and after the phrase "most recent fiscal quarter" you omitted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please note that the certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K. See Section II.B.4 of SEC Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 4, 2005) available on our website at www.sec.gov. Please confirm to us and provide in future filings disclosure that conforms to the Item requirements. Note that this comment also relates to the Form 10-Q for the fiscal quarter ended September 30, 2008.

Definitive Proxy Statement filed July 1, 2008

Director Compensation, page 11

13.   Please tell us why you did not disclose the grant date fair value of any stock and/or option awards received by any of your directors for the last completed fiscal year, nor the aggregate number of equity awards outstanding at the end of the fiscal year for any of your directors. See Instruction to Item 402(k)(2)(iii) and (iv). Please also confirm that in future filings you will provide any necessary disclosure.

Compensation Discussion and Analysis, page 18

The Elements of THQ's Compensation Program, page 20

Annual Cash Bonus, page 22

14.   On page 18 you state that your compensation program is designed to "emphasize a pay-for-performance philosophy through the annual cash bonus opportunities designed to reward executives for achievement of annual corporate financial performance goals as well as individual goals." On page 23 you further disclose that the individual goal component is discretionary, and is based on actual individual performance versus pre-established individual goals. Yet, you have not discussed pre-established goals nor the compensation committee's assessment of actual individual performance for fiscal 2008 for any named executive officers. To the extent your compensation is based in any part on individual performance, the elements of individual performance should be described. Note that this also applies to the individual performance criteria used in granting discretionary long-term equity awards. See Item 402(b)(2)(vii) of Regulation S-K. Please confirm that in future filings you will provide conforming disclosure.

15.   Please explain how the target bonus levels on page 22 for each named executive officer were set at the specific percentages. Please confirm that you will provide conforming disclosure in future filings. See Item 402(b)(1)(v) of Regulation S-K.

16.   We note that the cash bonus paid to each named executive officer in fiscal 2008 was based solely on achievement of individual goals and then multiplied by the personal performance factor of 0.7 to 1.1. Please tell us what the personal performance factor was for each named executive officer, and how this was determined, and confirm to us that you will disclose this information in future filings. Also, please explain how individual goals were achieved in fiscal 2008 for all named executive officers, with the exception of your ex-chief financial officer Mr. Zinser, considering your guiding principle of pay-for-performance, when you failed to reach even minimal corporate performance goals. Additionally, in reference to the individual bonus to Mr. van der Colff, please explain why he was paid $51,781 when his targeted individual goal was only $34,520.

Tax and Accounting Implications, page 27

Deductibility of Executive Compensation, page 27

17.   You disclose that you have "from time to time approved elements of compensation for certain officers that are not fully deductible" under Section

162(m) of the Internal Revenue Code. Please tell us if (1) there was any non-deductible compensation provided in fiscal 2008; and if so, please disclose the total amount for each named executive officer; and (2) disclose the incremental tax cost to the company of these forgone deductions. Please confirm that in future filings you will include this information, or include such information when describing each individual compensation element for your named executive officers.

Form 10-Q for the Fiscal Period Ended September 30, 2008

Note 2. Investment Securities, page 6

18.   We note in your disclosure that for certain of your auction rate securities, you used a discounted cash-flow valuation model to value these securities. We also note that in October 2008, you entered into an agreement with the broker of certain of your auction rate securities that provide you with the future option to sell such auction rate securities to the broker at the par value of the underlying securities beginning in July 2010. Tell us what impact, if any, the agreement offered by the broker in October 2008 had or will have on the valuation of your auction rate securities.

Note 5. Goodwill, page 11

19.   We note that there was a significant decline in your market capitalization during the three months ended December 31, 2008. It appears that this is a triggering event that would require you to reassess your goodwill for impairment. Please tell us what consideration you gave to reassessing the recoverability of your goodwill for the third quarter of fiscal 2009. If you did not perform impairment tests during the third quarter of fiscal 2009, please explain why. To the extent that impairment tests were performed, tell us how you determined whether or not an impairment of goodwill existed.

Item 6. Exhibits, page 39

Exhibit 10.1

20.   You have redacted portions of this exhibit, and state that the confidential portion was omitted and filed separately with the Securities and Exchange Commission. Please provide us with a copy of your request for confidential treatment, because we have no record of this request. Additionally, the exhibit index should be marked to indicate that portions of the exhibit have been omitted pursuant to a request for confidential treatment.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Brian Farrell
THQ Inc.
January 30, 2009
Page 9

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

                                          Sincerely,

                                          Kathleen Collins
                                          Accounting Branch Chief